

Mail Stop 3233

June 2, 2016

Via E-Mail
Mr. Bryan Peery
Chief Financial Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219

> **Re: Apple Hospitality REIT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-37389**

Dear Ms. Peery:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparable Operating Results, page 41

1.   We note your disclosure that your Comparable Hotels metrics ADR, Occupancy % and RevPAR include results of hotels acquired for periods prior to ownership, and for dispositions, results have been excluded for the Company's period of ownership. In future filings please include a balanced disclosure of those metrics

without the referenced adjustments. Describe the source of pre-acquisition results and any adjustments made to those results and consider disclosing whether the pre-acquisition results were audited or reviewed by the company's auditors.

Form 8-K filed February 25, 2016

Exhibit 99

2.	The above comments also apply to your presentation of Comparable Hotels metrics ADR, Occupancy % and RevPAR in your Earnings Releases. With respect to your presentation of Comparable Hotels Adjusted Hotel EBITDA and Comparable Hotels Total Revenue, please describe in future filings the source of pre-acquisition results and any adjustments made to those results and consider disclosing whether the pre-acquisition results were audited or reviewed by the company's auditors.

3.	We note your reconciliation of adjusted hotel EBITDA on page 11. This appears to be comparable adjusted hotel EBITDA. Please tell us the nature of the general and administrative expense adjustment. If this represents pre-acquisition results of hotels acquired during the period and removal of EBITDA related to hotels sold during the period please label as such and present two separate adjustments. Also, tell us why this measure is useful and footnote the adjustments with detailed explanations. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities